Exhibit 1

FOR IMMEDIATE RELEASE	17 May 2011

WPP PLC (“WPP”)

WPP Digital makes strategic investment in nPario

WPP Digital, the digital arm of WPP, announces that it has made a strategic investment of US$5 million for a minority stake in nPario Inc. (“nPario”), a leading provider of technology solutions and applications designed to analyze extremely large volumes of online and offline consumer data (“big data”) for monetization and marketing optimization.

nPario’s founding team has worked on the largest data sets in the world for companies including Microsoft, Yahoo, Adobe, Oracle and SAS. Its clients include interactive entertainment provider Electronic Arts, as well as global logistics provider Aramex and telecommunications service providers Jawwal and Umniah.

Following the investment, WPP and nPario will form a strategic partnership that will integrate online and offline data from WPP’s Media Innovation Group and Kantar units into the nPario platform. The collaboration will result in the development of new solutions to help marketers and publishers gain faster access to audience insights and increase the effectiveness of marketing investments.

This investment continues WPP’s strategy of partnering and investing in measurable marketing disciplines.

Contact:
Feona McEwan, WPP	T. +44-20 7408 2204
www.wpp.com